Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Excursion Van Rentals, Inc
8625 SE 32nd Ave
Milwaukie, OR 97222
https://www.excursionvanrentals.com/

Up to $1,000,000.00 in Class B Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Excursion Van Rentals, Inc
Address: 8625 SE 32nd Ave, Milwaukie, OR 97222
State of Incorporation: DE
Date Incorporated: February 02, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,000,000.00 | 500,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the 10 days and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks additional 5% Bonus Shares.

<u>Amount-Based:</u>

$800+ | Tier 1

10% lifetime Owner's Club discount and our eternal gratitude.

$1,200+ | Tier 2

10% lifetime Owner's Club discount and 2% Bonus Shares.

$2,500+ | Tier 3

10% lifetime Owner's Club discount and 4% Bonus Shares.

$7,500+ | Tier 4

10% lifetime Owner's Club discount, voucher for 1 free rental night, and 8% Bonus Shares.

$22,000+ | Tier 5

15% lifetime Owner's Club discount, voucher for 3 free rental nights, and 12% Bonus Shares.

$44,000+ | Tier 6

15% lifetime discount, voucher for 6 free nights with curated suggestions for touring the pacific northwest's best destinations, 15% Bonus Shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Excursion Van Rentals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Excursion Van Rentals Inc. ("EVR" or the "Company") is a C-Corp organized under the laws of the state of Deleware that outfits and rents campervans for tourism/recreational purposes. The Company's business model consists of renting camper vans to travelers for visiting national parks, camping, road trips, festivals. Our fleet of campervans is currently available for rent in Oregon and Southwest Washington and are available to book through our online rental platform along with other rental booking sites.

During our beta launch phase, EVR tested a limited fleet of campervans equipped with a variety of layouts, features, equipment, and amenities. We were able to receive invaluable feedback from our rental clients which has allowed us to optimize our fleet model van build-out. This knowledge of the ideal user experience for a rental campervan paired with our internal team of van builders gives us a tremendous advantage when it comes to cost and maintenance. This could not have come at a better time with domestic travel surging and glamping on the rise. Twenty-one percent of the 48 million households who camped at least once in 2020 classified themselves as first-time campers. This equates to 10.1 million households in 2020 and is a significant increase compared to 4% of new campers in 2019.

Executive Disclaimer: The Company's Chief Executive officer also works as a Client Relationship Manager for Masterplans in a sales role capacity. While the Founder and CEO has dedicated over 40 hours a week and treated this business as a top priority during the beta testing phase, the capital needs of the business have necessitated splitting time and continuing to generate a side income in order to have funds to expand the camper van fleet. The CEO and Founder has done this through a sales role that requires roughly 20-25 hours weekly. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around $200,000.

Competitors and Industry

INDUSTRY

Millennials and Gen-Xers represent 76% of the glamping market and a recent report stated 30 percent of Americans have gone on a 'glamping trip' in the past 2 years. The industry is projected to grow to $4.8B by 2025.

COMPETITORS

The competitive landscape is fragmented and primarily made up of small regional competitors. The largest competitors include rental marketplaces that allow individual RV owners to rent their camper vans to renters similar to an airbnb business model. This list includes: Outdoorsy, RVshare, and RVezy. Outdoorsy is the industry leader and the Company's primary competition in the van rental competition industry. They've raised over $191M in funding since inception. RVshare also owns significant market share, but is more focused on traditional RV rentals - they are quite well funded having raised $150M to date. RVezy is a direct competitor, but a newer entrant to the US market - they recently raised $19M in funding through two rounds. Despite the present competitive landscape, the Company believes it stands out in the camper van rental industry because of their anticipated ability to build an optimized rental fleet and realize the full margin for an average camper van rental. The majority of the aforementioned platforms are only able to secure a small percentage of the

$150+/nightly average rental rates for the industry. Furthermore our rental platform allows guests to quickly rent with confidence and doesn't stop us from promoting our vans through these other marketplace platforms.

Current Stage and Roadmap

CURRENT STAGE

EVR currently has a fleet of 5 rentable camper vans available via the online rental platform. The rentals are available for delivery in the Portland metro area and customers can travel within Oregon, Idaho, Washington and California. Each van comes with 125 miles per day with the option for additional miles as needed. All vans are equipped with the base neccesities for camping plus a full kitchen(including refrigerator), bed with linens, a heater, solar panels, as well as an outdoor shower.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share by scaling the fleet of vans, streamlining the rental process to allow renters to book quickly and receive a van delivered to their door, and expanding into markets throughout the west coast. We have several vans currently in production and hope to allocate the majority of our funding to expanding our fleet.

The Team

Officers and Directors

Name: Austen Price

Austen Price's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: February 02, 2021 - Present
  Responsibilities: Strategic direction, growth and leadership. Van building, marketing/ advertising. This role currently requires 40+ hours/week to complete all the encompassing tasks, but will likely expand in scope as the company grows. No salary, but will receive one once there is adequate cashflow from revenue generating activities is achieved. Currently owns 2.5 million shares and receives 100,000 shares annually as part of compensation package. Please note Mr. Price currently also works in a sales capacity for Masterplans (please see the details below). A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around

$200,000.

- **Position:** President of the Board
  Dates of Service: February 02, 2021 - Present
  Responsibilities: General leadership duties for the board

Other business experience in the past three years:

- **Employer:** Sente Inc DBA Masterplans
  Title: Current role is VP of Sales/Client Relationship Manager
  Dates of Service: November 16, 2016 - Present
  Responsibilities: The main objective of this position is to secure new sales/revenue for the company. This role includes calling sales leads, negotiating terms, building SOWs and training project management staff. Compensation package is a combination of salary and commission totaling around $110k/annum. This role begins at 6am PST and requires roughly 20-25 hours weekly to complete the required tasks.

Name: Christian Kiewel

Christian Kiewel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO/ Director (Member)
  Dates of Service: February 02, 2021 - Present
  Responsibilities: Operations and leadership. No salary, but will receive one once there is adequate cashflow from revenue generating activities. Currently owns 2.5 million shares and receives 100,000 shares annually as part of compensation package.

Other business experience in the past three years:

- **Employer:** Christian Kiewel
  Title: Owner/Proprietor
  Dates of Service: January 20, 2009 - Present
  Responsibilities: Attain properties to develop. Essentially run the day to day tasks of a property/house flipper.

Other business experience in the past three years:

- **Employer:** Premiere Property Group LLC
  Title: Real Estate Broker
  Dates of Service: January 10, 2018 - March 10, 2020
  Responsibilities: Assist individuals in the transfer of real estate, often, writing

contracts, showing homes, making sales, etc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing camper van rentals for domestic travel. Our revenues are therefore dependent upon the market for recreational/glamping vehicles.

Minority Holder; Securities with No Voting Rights
The common stock class-b that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent superior services than those developed by us. There can be no assurance that competitors will render our service obsolete or that the services developed by us will be preferred to any existing or newly developed service provider. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market for camper vans, we do compete against other recreational vehicle rental companies and platforms. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Excursion Van Rentals Inc. was formed on February 2nd, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Excursion Van Rentals Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and only 8 months of revenue generation. If you are investing in this company, it's because you think that Excursion Van Rentals is a good idea, that the team will be able to successfully market, and sell the service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have not yet turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Demand for our service could fail to meet projections we expect
Our growth projections rely on assumptions that our revenue per van tracks at a similar target as it has early on in our growth. If unforeseen market changes impact our demand or the demand for domestic travel it could in turn impact our overall sale unfavorably.

Supply Chain Uncertainty
There is a degree of uncertainty surrounding the country's supply chain after COVID and there is always the risk the business cannot acquire vehicles or the material required for up-fitting vans in a timely manner which can negatively impact growth and cashflow. While the business remains flexible and may be able find suitable substitutes for a variety of materials required to build a camper fleet there is a risk items won't be available.

Demand Risk
While the domestic travel and glamping continues to grow there is a risk that the economy could shift and negatively impact our target market's disposable income. There is also the risk a competitor with a more viable business model or service enters the market and dilutes our market share as we continue to scale.

Regulation
There currently is not a general construction code for building these recreational

vehicles, but if there legislation passed requiring specific building codes for camper vans it could impact negatively the cost and functionality of EVR's camper van fleet.

COVID/Pandemic
While the post/inter-COVID travel market has favored domestic travel and camping patterns for EVR's core market there were portions of time where may public state and national run campgrounds were closed. If a similar situation repeats and persists it would negatively impact the demand and viability of the business.

The Company's Chief Executive Officer currently works for another entity.
text to be completed once CEO transition plan is finalized

The Company's Chief Executive Officer currently has multiple roles.
The Company's Chief Executive officer also works as a Client Relationship Manager for Masterplans in a sales role capacity. While the Founder and CEO has dedicated over 40 hours a week and treated this business as a top priority during the beta testing phase, the capital needs of the business have necessitated splitting time and continuing to generate a side income in order to have funds to expand the camper van fleet. The CEO and Founder has done this through a sales role that requires roughly 20-25 hours weekly. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around $200,000.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christian Kiewel	2,500,000	Class A Common Stock	50.0
Austen Price	2,500,000	Class A Common Stock	50.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,000 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 9,000,000 with a total of 5,000,000 outstanding.

Voting Rights

(a) Common Stock Class "A" (Voting) with each share having 5 votes per share in all company matters and election of the Board of Directors.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $69,982.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: This was EVR's pre-seed round, funded internally by the Founders, to cover company formation, the web/rental platform, as well as the acquisition and build out of the initial pilot vans.

Date: February 02, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Operating results for February – September 2021

Revenue

Revenue from February 2021 through September 2021 was $43,323 which included the rental revenue for the businesses pilot period ramping up from 2-5 rentable campervans and employing minimal marketing.

Gross margins

Excursion Van Rentals operating model does not include any direct costs or cost of goods sold thus gross margin remains at 100%. Once the campervans are rented the only requirement between rentals is cleaning, light repairs, and maintenance which are cover in G&A.

Expenses

The Company's expenses consist of, among other things, fleet additions, building materials, labor, cleaning supplies, repair and maintenance and marketing and sales expenses. Expenses for February – September 2021 were $38,285 resulting in an operating income of $5,038 for Excursion Van Rental's beta program.

Historical results and cash flows:

We believe our cashflow will shift drastically as we expand our fleet with capital raised through this funding round. Not only that we anticipate our revenue per van will grow significantly as we expand into markets with less seasonality and expand our marketing efforts. Our sales results required nearly no marketing to achieve, so we feel there is room for continued growth through expanded marketing efforts. Additionally, there is an opportunity for add-on revenue streams such as experiences(wine tasting, kayaking, bicycling, etc), upgrades and insurance similar to a rental car agency.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The business currently has $6,500 in cash on hand with projected revenues that will cover operating expenses through the winter season. The Founders anticipate additional capital injections will be required in order to continue to scale the fleet. Booking and revenue are projected to continue to be strong which should further fuel growth.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The business is currently cash flow positive, but without securing additional funding of some sort, growth for the business will be slow due to the capital intensive nature of the business. The business requires a large capital injection to acquire additional fleet vehicles, so EVR would need to pursue financing options along with instituional investment without this crowdfunding round of investment. For EVR to capture a meaningful amount of the growing market share and scale operations the business will need funds to cover staffing, fleet expansion, and additional locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our company is stable with sustainable cash flow/revenue and founders willing to invest in it's success, but securing outside growth will drastically accelerate our ability grow the business. The goal is for the large majority of the funds to go towards purchasing new vans and for the existin and subsequent cashflow to cover opex growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company is currently generating a net income through the pilot without paying it's Founders, so the business will remain operational as long as the team feels it's equitable to continue to pursue growth. EVR's revenue currently covers operating expenses with enough cash to slowly continue to grow the rental fleet..

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely. EVR is currently above breakeven without factoring in new van purchases and build out. EVR's goal is for rentable fleet acquisition/upfit and cashflow to preceed the addition of operating expense. In other words EVR feels it can continue to grow the operating expense to match revenue/gross margin produced by renting the van and remain cash flow positive through the next capital raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once EVR has utilized the funds to expand the fleet it hopes to explore additional equity funding rounds followed by a well-balanced round of debt to leverage the value of fleet assets and further expand operations.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, we believe the valuation of our company reflects not only the labor and financial resources put into getting to this point, but it is also representative of the value of the knowledge we've obtained within the camper van rental market. Second, we analyzed the market. The RV/Camper van rental sector has been booming with large-scale investments for companies like Outdoorsy, RVezy, and RVShare. RVEzy recently raised a $19M seed round as mentioned on Crunchbase. Outdoorsy raised a series B of $25M and has a post-money valuation in the range of $500M to $1B as of Jun 24, 2021. Outdoorsy's business model is similar to that of Airbnb or HomeAway where they generate revenue off of service fees which represent a small portion of the overall transaction.

Furthermore, Outdoorsy has little control over the overall customer experience as they don't control cleanliness, training, or interactions at dropoff and pickup. Third, we believe our model is unique in that we're the only camper van rental platform that fits their own fleet, so not only do we have the ability to optimize our vans' layouts and functionality to favor the rental market, we receive the entire revenue generated from each rental along with the customer interaction. This unique model allows us to scale a rental fleet at a cheaper cost and offer superior customer service. Considering the impact our unique rental model could make on the camper van subsection of the market, a $10M valuation feels appropriate for our seed round.

In conclusion, the Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company currently does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  We will use 96.5% of the funds for branding and digital marketing campaigns to drive business with our current rental fleet.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Fleet Expansion*
  70.0%
  We will use 70% of the funds to expand our rental fleet with both investment proceeds and future cash flow. Having vehicles to rent is the lifeblood of our business model.
- *Company Employment*
  9.0%
  We will use 9% of the funds to hire a couple of key personnel for daily operations and to help with expansion of the business. Proceeds from the capital raise will cover new personnel and current staff payroll is covered by existing cash flow.

- *Marketing*
  12.5%
  We will use 12.5% of the funds to expand our marketing efforts (marketing and sales materials as well ad space in traditional and digital marketing programs). To date our rental figures can be attributed to word of mouth and natural marketing. We haven't had any trouble booking our vans through the first 8 months of operation with minimal marketing dollars. We assume with a larger fleet that a small marketing budget is appropriate to keep a high fleet utilization rate.

- *Operations*
  5.0%
  We will use 5% of the funds to lease an adjacent shop space to accommodate our expanded operations for a rate of $1,200/month.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://www.excursionvanrentals.com/ (https://www.excursionvanrentals.com/about/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/excursion-van-rentals

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Excursion Van Rentals, Inc

[See attached]

EXCURSION VAN RENTALS INC.

FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 2, 2021) YEAR ENDED SEPTEMBER 30, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Excursion Van Rentals Inc.
Milwaukie, Oregon

We have reviewed the accompanying financial statements of Excursion Van Rentals Inc. (the "Company,"), which comprise the balance sheet as of September 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 2, 2021) to September 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 12, 2021

Excursion Van Rentals Inc.
BALANCE SHEET
(UNAUDITED)

As of September 30,	**2021**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ 5,272
Total current assets	**5,272**
Property and Equipment, net	57,247
Total assets	**$ 62,519**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total liabilities	-
STOCKHOLDERS EQUITY	
Common Stock Class A	50
Additional Paid In Capital	38,006
Retained earnings/(Accumulated Deficit)	24,464
Total stockholders' equity	**62,519**
Total liabilities and stockholders' equity	**$ 62,519**

See accompanying notes to financial statements.

EXCURSION VAN RENTALS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (February 2, 2021)		**September 30, 2021**
(USD $ in Dollars)		
Net revenue	$	43,323
Cost of goods sold		-
Gross profit		43,323
Operating expenses		
General and administrative		37,142
Sales and marketing		1,143
Total operating expenses		38,285
Operating income/(loss)		5,038
Interest expense		-
Other Loss/(Income)		(19,426)
Income/(Loss) before provision for income taxes		24,464
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**24,464**

See accompanying notes to financial statements.

EXCURSION VAN RENTALS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date February 2, 2021	-				
Issuance of Common Stock	5,000,000	$ 50	$ 38,006		$ 38,056
Net income/(loss)	-	-		$ 24,464	$ 24,464
Balance— September 30, 2021	**5,000,000**	**$ 50**	**$ 38,006**	**$ 24,464**	**$ 62,519**

See accompanying notes to financial statements.

EXCURSION VAN RENTALS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (February 2, 2021)		**September 30, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	24,464
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of equipment		1,102
Changes in operating assets and liabilities:		
Net cash provided/(used) by operating activities		**25,565**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(58,349)
Net cash provided/(used) in investing activities		**(58,349)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stocks		38,056
Net cash provided/(used) by financing activities		**38,056**
Change in cash		5,272
Cash—beginning of year		-
Cash—end of year	**$**	**5,272**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Excursion Van Rentals Inc. was incorporated on February 2, 2021 in the state of Delaware. The financial statements of Excursion Van Rentals Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Milwaukie, Oregon.

The company is engaged in camper van rentals as well as accessories rentals (bike racks, kayaks).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September 30, 2021 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of September 30, 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Vans	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Excursion Van Rentals Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the rental of campers to the final customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended September 30, 2021 amounted to $1,143, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 12, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of September 30, 2021, property and equipment consists of:

As of Year Ended December 31,		2020
Vehicles	$	58,349
Property and Equipment, at Cost		**58,349**
Accumulated depreciation		(1,102)
Property and Equipment, Net	**$**	**57,247**

Depreciation expense for property and equipment for the period from inception to September 30, 2021 in the amount of $1,102.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class A (9,000,000) and class B (1,000,000) with par value of $0.00001. As of September 30, 2021, 5,000,000 of Common shares class A have been issued and are outstanding. No class B of common stock were issued.

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2021 through November 12, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Excursion Van Rentals

Adventure-Ready Camper Vans


Adventure, Unwind, Explore
EXCURSION
VAN RENTALS

Website | Milwaukie, OR | TRAVEL/TOURISM

Excursion Van Rentals is ready to become the new leader in mobile hospitality. Our custom camper vans are optimized for ease of use and are designed to operate off-grid, offering you a hotel room on wheels for the most adventurous glamping experience possible.

$0.00 raised

0 Investors	$10M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- The "glamping" industry is projected to grow to $4.8B by 2025. Excursion Van Rentals is uniquely positioned to capitalize on this booming sector of the domestic travel industry, where supply can't keep up with demand.
- We build and optimize our vans specifically for renting. While also growing our fleet at a fraction of typical hospitality construction costs, this allows every vehicle to be uniquely customized and streamlined for customers new to the experience.
- Upon completing a successful beta phase, Excursion Van Rentals is now ready to expand its presence in the camper van rental market and broader adventure travel space.


Welcome To Your
Hotel Room
On Wheels

Adventure Vehicles You'll Love

Excursion Van Rentals is more than just a camper van business. We consider ourselves **pioneers in a new sector of the hospitality industry**.

Our excursion vehicles beat out the economics of traditional hotel properties, offering richer, more customizable experiences to guests looking for truly unique adventures.


THINK...
Camping On
A Vineyard

All of our vans are built in-house here in Portland, Oregon, kitted with everything needed to go off-grid. Our team oversees end-to-end customer service, even offering van pick-up and delivery to ensure hitting the open road is stress-free.

THE PROBLEM

A new wave of campers wanting unique experiences

Due in large part to the COVID-19 pandemic, the last few years have witnessed significant shifts in consumer travel trends.

More and more Americans are giving camping a try. Over 10 million households in 2020 identified as first-time campers, comprising 21% of the year's total campers - up from just 4% in 2019 (source). Other younger travelers are looking to get outside and experience something unique without giving up their standard amenities, which has led to the increased popularity of "**glamping**" (source).


10 Million
Households
identified as first-
time campers in 2020
Making up 21% of overall
campers that year
(compared to 4% in 2019)

(source)

Despite this new and burgeoning demand, **travel providers are lagging behind**, leaving a gap in the hospitality space for less conventional accommodations that allow for the types of far-flung, adventurous experiences that today's travelers are seeking. For many people, **owning their own recreational camper isn't feasible**, but hotels and vacation rentals don't provide the same freedom of access.

That's where we come in!

THE SOLUTION

Welcome to your hotel room on wheels

Excursion Van Rentals is creating **a hospitality experience** that is as familiar and comfortable as staying at a hotel. Our excursion campers are entirely self-contained for off-grid glamping, outfitted with solar panels, deep-cycle lithium battery packs, heating, refrigeration, a fully equipped kitchen, a bed, ample storage, and an outdoor shower—all the key creature comforts without the requirements of traditional RV hookups.



Adventure Vehicles You'll Love
Heating
Fully-Equiped Kitchen
Storage
Refrigeration
Shower

Our guests even have access to in-house tutorial videos that can be downloaded and referenced offline, allowing newcomers to feel confident embarking on their first adventure.



All Excursion Vans Are Constructed In-House

For each van in our fleet, we charge a nightly rate averaging around $200. After the cleaning fee is calculated & added, users then have the option to purchase additional insurance packages at checkout. When combined with our average cost to purchase & build a rental unit at just $45K, it becomes clear that the economics of our vans are far superior to the traditional hotel room hospitality model.*

*when compared to the $147K average building cost **per room** for a midscale hotel (source), and average hotel room rates of ~$90-100 in late 2020 (source).



Excursion Van Rentals Builds Our Vehicles To Optimize Your Trip
Cook
Sleep
Lounge
Eat
$45K
Average cost to build an Excursion Vehicle
$147K /Room
Average cost to build a midscale hotel room

(source / source)

THE MARKET

"Glamping" is growing as people return outdoors

The "**glamping**" industry is projected to grow to **$4.8B by 2025**, with millennials representing the fastest growing new camper demographic (source). The #vanlife lifestyle has garnered mass popularity in recent years and led to an explosion in demand for camper vans (source/source). Meanwhile, millennials are also spurring the continued growth of the experience economy, which is expected to reach $12B by 2023 (source). As technology and screen time become more and more ubiquitous, the recent trends in returning outdoors are likely to continue.


$4.8B By 2025
"Glamping" Industry Projected Growth
$12B By 2023
Experience Economy Expectations

(source / source)

As non-traditional travel providers struggle to meet this new demand, our most direct competitors are third-party rental marketplaces such as Outdoorsy, RVshare, and RVEzy, which primarily offer factory-built RVs. Through a streamlined, assembly-line approach, we can build our camper vans cheaply and efficiently, and by **renting directly through our own platform**, we achieve the maximum margin for each rental.

OUR TRACTION

After a successful pilot, we're ready to hit the gas pedal

We launched a successful pilot program in February 2021, which allowed us to test demand, gather feedback, and refine our product offering. With minimal marketing effort, our vans were **consistently booked through spring and summer**, allowing us to expand our fleet to a total of five vehicles.

We're currently generating enough revenue to cover our operating expenses while slowly expanding our inventory, but in order to position Excursion Van Rentals as the leader in the mobile hotel business, we believe we need to be aggressive in capturing market share as demand continues to grow. With this round of seed investment, we'll optimize our build-out facility and work to expand our operations to the Bay Area.


Anticipated Expansion Plans
Seattle
2023
Portland
2021
Bay Area
2022
San Deigo
2023

In three years, we aim to have a location in every major city on the West Coast from Seattle to San Diego, allowing us to offer one-way rentals and align our inventory with market seasonality. We'll also tap into additional markets by offering add-on adventures such as kayaking, horseback riding, and wine tasting.

WHY INVEST

The freedom of the open road is the future of travel

We believe we're on **the forefront of a new approach to travel**, and our hope is that Excursion Van Rentals serves as the conduit for many unique, one-of-a-kind experiences for our guests.

Everyone should have the chance to experience the freedom of the open road, and we're ready to lead the way.


Leading The
Way Towards A
New Approach
To Travel

**The Company's Chief Executive Officer currently has multiple roles. The Company's Chief Executive officer also works as a Client Relationship Manager for Masterplans in a sales role capacity. While the Founder and CEO has dedicated over 40 hours a week and treated this business as a top priority during the beta testing phase, the capital needs of the business have necessitated splitting time and continuing to generate a side income in order to have funds to expand the camper van fleet. The CEO and Founder has done this through a sales role that requires roughly 20-25 hours weekly. A successful capital raise would allow the business to expand the fleet and shift existing rental revenue away from van acquisition and towards things like staffing and operating expenses. This shift will allow the Founders to focus even more on EVR as opposed to outside capital sources. We envision this shift will be possible once the rental fleet has doubled from 5 to 10 rental campervans. Five additional camper vans would require a capital raise of around $200,000.*

Meet Our Team





Austen Price

CEO/Founder/President of the Board

Austen graduated from Oregon States with an undergraduate degree in business administration as well as a focus in entrepreneurship. Austen started his career and spent the last 10+ years in professional services helping people launch and scale their business ventures. He has a knack for finding creative solutions to complex problems. Austen also brews his own beer, sprints down the futsal court, and roots for the Blazers against his better judgment.

Austen's focus is on growing Excursion Van Rentals, however, he also currently works in a sales role for Masterplans. His plan is to transition full-time to Excursion Van Rentals. Please review the offering materials for more information.

Christian Kiewel

COO/Founder/Director

Christian grew up in the heart of the Pacific North West, with the towering redwoods abound, along it's wild and rugged coastline. He attended College of the Redwoods, focusing on construction technology, as well as, photovoltaic systems and installation.

He then found a niche pursuing his first real estate venture. He bought a fixer, built "sweat" equity, only to leverage that equity to afford parcels of raw land, which he then developed into farms and ranches. At that point he became a small time land developer, focused on buying and selling raw land. During this time he regularly visited SE Asia, Europe, and Central America, which reinforced his view of the challenges of traditional travelling. When Christian moved to Portland he met Austen who introduced him to the idea of "glamping", and the rest is now history.

Offering Summary

Company :	Excursion Van Rentals, Inc
Corporate Address :	8625 SE 32nd Ave, Milwaukie, OR 97222
Offering Minimum :	$10,000.00
Offering Maximum :	$1,000,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 500,000

Price per Share : $2.00

Pre-Money Valuation : $10,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the 10 days and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks additional 5% Bonus Shares.

Amount-Based:

$800+ | Tier 1

10% lifetime Owner's Club discount and our eternal gratitude.

$1,200+ | Tier 2

10% lifetime Owner's Club discount and 2% Bonus Shares.

$2,500+ | Tier 3

10% lifetime Owner's Club discount and 4% Bonus Shares.

$7,500+ | Tier 4

10% lifetime Owner's Club discount, voucher for 1 free rental night, and 8% Bonus Shares.

$22,000+ | Tier 5

15% lifetime Owner's Club discount, voucher for 3 free rental nights, and 12% Bonus Shares.

$44,000+ | Tier 6

15% lifetime discount, voucher for 6 free nights with curated suggestions for touring the pacific northwest's best destinations, 15% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Excursion Van Rentals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Different VOs in rapid, overlapping cuts:

I wish we had a van-

How fun would glamping be?-

Just for like one or two nights-

Let's try out a van!-

I wish!-

A camper van-

How can we-

We could never-

I wish-

I can't tell you how often I hear "I wish" when it comes to campervans and the #VanLife Movement. Going to whatever gorgeous location you want with all the comforts of home?

That's not an "I wish" - that's an "I got you." Welcome to Excursion Van Rentals,

where adventure awaits just around the corner.

The adventure-based travel industry is booming

Thanks to Millennials and Gen Xers who want a new way to get away.

Excursion Van Rentals is uniquely poised as an in-house, one-stop campervan rental company, for folks to head out in style, ease, and comfort.

After a profitable pilot program with 5 custom campervans last year, we're ready to expand and upfit a fleet of custom vans ASAP, to keep up with demand and make #VanLife a reality one weekend at a time.

We build out our campervans ourselves, optimizing each van for a user-friendly experience, based directly on user feedback.

With everything campers need to bring their Hotel on Wheels wherever they like without needing a water or electric hookup,

And without the steep learning curve.

We made this really easy for folks.

Heck yeah we did.

By doing everything in house, from builds to repairs, we're able to work quickly and keep overhead much lower than a traditional camper build-out. And because our vans are designed specifically for rentals, we can focus not just on camping, but on start-to-finish ease and hospitality - including delivering vans directly to our clients for rental.

Within 3 years we hope to be in every major city on the West Coast, with a full upfitted fleet of amazing camper vans, as well as offer add-on adventures including kayaking, horseback riding, and wine tasting. Beyond that, we hope to join the self-driving vehicle movement as it expands into recreational vehicles for an even better experience.

#VanLife isn't just a moment, it's a movement, and we believe Excursion Van Rentals is in the best possible position to meet the demand for fun, adventurous, accessible campervan travel.

So come join the adventure. We're all ready to go.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:42 PM 02/02/2021
FILED 04:42 PM 02/02/2021
SR 20210309183 - File Number 4960551

CERTIFICATE OF INCORPORATION
OF
Excursion Van Rentals Inc.

FIRST: The name of the corporation is: Excursion Van Rentals Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 10,000,000 shares having a par value of $0.0000100 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this February 02, 2021.

Signed and Attested to by: [signature]

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Excursion Van Rentals Inc.
February 2, 2021

We, Harvard Business Services, Inc., the incorporator of Excursion Van Rentals Inc. -- a Delaware Corporation -- hereby adopt the following resolution:

Resolved: That the Certificate of Incorporation of Excursion Van Rentals Inc. was filed with the Secretary of State of Delaware on February 2, 2021.

Resolved: That on February 2, 2021 the following persons were appointed as the initial directors of the Corporation until their successors are elected and qualify:

Austen Edward Price

Christian Hamilton Presley Kiewel

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:15 PM 10/13/2021
FILED 01:15 PM 10/13/2021
SR 20213501537 - File Number 4960551

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Excursion Van Rentals Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Excursion Van Rentals Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

The amount of total authorized capital stock of the corporation shall be divided into 9,000,000 common class A shares having a par value of $0.00001 per share, 1,000,000 common class B shares having a par value of $0.00001 per share The number of authorized shares of common stock may be raised by the affirmative vote of the holders of the outstanding shares of the corporation entitled to vote thereon.

All shares of common class A stock shall be identical and each share of common class A stock shall be entitled to one vote on all matters. All shares of common class B stock shall be non – voting.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Excursion Van Rentals Inc. has caused this certificate to be signed by an authorized officer, this 12th day of October, 2021

BY: [signature] -Signature

Name: Austen Edward Price -please print

Title: CEO/President -please print